September 16, 2024

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Nicholas Nalbantian
Dietrich King

Re:	Haoxi Health Technology Limited
Registration Statement on Form F-1 (File No. 333-280174) REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, EF Hutton LLC, as representative of the underwriters (the “Representative”), hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:30 p.m., Eastern Time, on September 18, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the Representative has distributed as many copies of the preliminary prospectus to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

EF Hutton LLC

By:	/s/ Stephanie Hu
Name:	Stephanie Hu
Title:	Co-Head of Investment Banking